MML Distributors, LLC

Statement of Financial Condition
As of December 31, 2018
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in accordance with
Rule 17a-5(e)(3)

MML Distributors, LLC

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Members
MML Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 20, 2019


MML Distributors, LLC

Statement of Financial Condition
December 31, 2018
(Dollars in thousands)


Assets

Cash and cash equivalents	$	1,636
Receivables from brokers or dealers		18,584
Receivables from related parties		1,184
Prepaid expenses and other assets		261
Total assets	$	21,665

Liabilities and Members' Equity

Payables to related parties	$	19,623
Trail commissions payable		206
Accounts payable and accrued expenses		117
Total liabilities		19,946
Members' equity		16,525
Accumulated deficit		(14,806)
Total members' equity		1,719
Total liabilities and members' equity	$	21,665


The accompanying notes are an integral part of this financial statement.

2


Notes to Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

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1. **Organization**

   MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC, whose sole member is MassMutual, with a 1% interest. The Company's primary purpose is to provide principal underwriting, distribution, and other broker-dealer services to MassMutual and its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico, and the District of Columbia.

2. **Significant Accounting Policies**

   The significant accounting policies are as follows:

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2018, there was $969 invested in money market mutual funds.

   Investment Income

   Investment income earned on money market mutual funds is recorded on an accrual basis.

   Revenue Recognition and Related Expense

   The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and its susceptibility to factors outside of the Company's control, such as market volatility or the actions of its customers (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* as amended, which establishes the core principle that an entity should recognize revenue based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under Topic 606, an entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue guidance also establishes improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

The Company adopted this new guidance on January 1, 2018 under the modified retrospective transition method, which does not require prior periods to be retrospectively adjusted. The Company applied the guidance only to contracts that were not completed at the date of initial application. The adoption of this ASU did not result in an adjustment to the Company's opening equity balance on January 1, 2018 and did not have an impact on the Company's financial statements other than the implementation of improved disclosure requirements.

3. **Revenue from Contracts with Customers**

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned as the broker-dealer intermediary for the administration, supervision, and distribution of variable products issued by MassMutual through sales agreements with third-party independent broker-dealers. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable to the independent broker-dealers associated with the variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 service fees earned by MMLD from open-end mutual fund companies, as well as insurance carriers for variable annuities, are determined based upon a percentage of average assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned in arrears based upon cash receipts or assets under management in current and prior periods, as applicable.

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed. (see Note 4).

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

The Company recorded the following contract assets at December 31, 2018 and 2017:

	2018	2017
Trail commissions receivable from brokers or dealers	$ 18,584	$ 19,853
Commissions receivable from related parties	1,184	1,386
Total contract assets	**$ 19,768**	**$ 21,239**

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company incurred transaction-related costs to fulfill its contracts with customers for which the following contract liabilities were recorded at December 31, 2018 and 2017:

	2018	2017
Trail commissions payable to related parties	$ 19,573	$ 21,013
Commissions payable to brokers or dealers	206	237
Total contract Liabilities	**$ 19,779**	**$ 21,250**

Changes in contract liabilities are the result of ordinary business activities.

4. **Related-Party Transactions and Agreements**

Through underwriting and service agreements, the Company is a principal underwriter of certain variable life insurance contracts issued by MassMutual and its direct and indirect wholly-owned subsidiary, C.M. Life Insurance Company ("C.M. Life"). The Company is also principal underwriter of registered group variable annuities issued by the Talcott Resolution Life Insurance Company (formerly known as the Hartford Life Insurance Company). In addition, the Company is placement agent for certain unregistered private placement life insurance contracts issued by MassMutual. The Company earned commission revenues that it reallowed to broker-dealers with which it had entered into selling agreements. Receivables from MassMutual and C.M. Life collectively as of December 31, 2018 were $1,024 related to the above distribution agreements.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

The Company is party to a Broker-Dealer Servicing Agreement with MassMutual whereby the Company provides broker-dealer services, such as order aggregation services in connection with the purchase and sale of investment company shares. The Company also acts as the distributor of the mutual fund products for business MassMutual acquired in 2013 from Hartford Life, Inc. and certain of its affiliates The Company earned trail commissions related to these programs and incurred distribution support costs equal to these revenues that are payable to MassMutual.

In addition, the Company has entered into Principal Underwriter Agreements with the MassMutual Premier Funds, and the MassMutual Select Funds, as well as Distribution Agreements with certain share classes of the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). The Funds are available for the investment of assets of various separate investment accounts established by MassMutual and C.M. Life. The Company earned trail commissions related to these programs and incurred distribution support costs equal to these revenues that are payable to MassMutual. In addition, the Company earned commissions that it reallowed to broker-dealers with which it had entered into selling agreements. Receivables from MassMutual as of December 31, 2018 were $160 related to the above agreements.

MMLD and MML Investors Services, LLC ("MMLIS"), an indirect wholly owned subsidiary of MassMutual, have a reciprocal agreement whereby they mutually agree to reimburse each other for the amount of any 12b-1 fees inadvertently paid to either firm by the Fund Companies.

Pursuant to the distribution agreements noted above with MassMutual and other subsidiaries of MassMutual, the Company is compensated for distribution and underwriting services.

The Company has administrative services agreements with MassMutual and MMLIS, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Payables to Related Parties

Payables due to related parties consist of the following as of December 31, 2018:

Distribution costs due to MassMutual	$ 19,573
Management fees due to MassMutual	143
Management fees due to MMLIS	12
Distribution fees due from MassMutual	(105)
Payables to related parties	**$ 19,623**

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2018
(Dollars in thousands)

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

5. **Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2018, the Company had net capital of $1,401, which was $1,151 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

6. **Broker's Bond**

The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

7. **Litigation and Regulatory Inquiries**

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 20, 2019, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.